Exhibit 99.3

Cenovus Energy Inc.

Interim Consolidated Financial Statements (unaudited)

For the Period Ended September 30, 2010

(Canadian Dollars)

CONSOLIDATED STATEMENT OF EARNINGS AND
COMPREHENSIVE INCOME (unaudited)

For the period ended September 30,		Three Months Ended		Nine Months Ended
($ millions, except per share amounts)		2010	2009	2010	2009

Gross Revenues	(Note 1)	3,222	3,080	10,142	8,687
Less: Royalties		107	79	341	175
Net Revenues		3,115	3,001	9,801	8,512
Expenses	(Note 1)
Production and mineral taxes		8	11	26	37
Transportation and selling		213	194	795	544
Operating		322	295	992	979
Purchased product		1,849	1,718	5,502	4,279
Depreciation, depletion and amortization		315	391	964	1,153
General and administrative		49	49	160	142
Interest, net	(Note 7)	79	64	210	166
Accretion of asset retirement obligation	(Note 13)	18	11	58	34
Foreign exchange (gain) loss, net	(Note 8)	(24)	120	(23)	211
(Gain) loss on divestiture of assets		-	-	9	-
Other (income) loss, net		-	-	(1)	-
		2,829	2,853	8,692	7,545
Earnings Before Income Tax		286	148	1,109	967
Income tax expense	(Note 9)	63	47	189	191
Net Earnings		223	101	920	776
Other Comprehensive Income, Net of Tax
Foreign Currency Translation Adjustment		28	(160)	69	(177)
Comprehensive Income		251	(59)	989	599

Net Earnings per Common Share	(Note 18)
Basic		0.30	0.13	1.22	1.03
Diluted		0.30	0.13	1.22	1.03

See accompanying Notes to Interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	2	for the period ended September 30, 2010

CONSOLIDATED BALANCE SHEET (unaudited)

As at ($ millions)		September 30, 2010	December 31, 2009

Assets
Current Assets
Cash and cash equivalents		464	155
Accounts receivable and accrued revenues		1,051	978
Income tax receivable		-	40
Current portion of Partnership Contribution Receivable	(Note 11)	353	345
Risk management	(Note 17)	262	60
Inventories	(Note 10)	862	875
		2,992	2,453
Property, Plant and Equipment, net	(Notes 1, 6)	15,258	15,214
Partnership Contribution Receivable	(Note 11)	2,313	2,621
Risk Management	(Note 17)	79	1
Other Assets		411	320
Goodwill	(Note 1)	1,146	1,146
		22,199	21,755

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		1,692	1,574
Income tax payable		99	-
Current portion of Partnership Contribution Payable	(Note 11)	350	340
Risk management	(Note 17)	22	70
		2,163	1,984
Long-Term Debt	(Note 12)	3,574	3,656
Partnership Contribution Payable	(Note 11)	2,344	2,650
Risk Management	(Note 17)	11	4
Asset Retirement Obligation	(Note 13)	1,125	1,147
Other Liabilities		351	239
Future Income Taxes		2,472	2,467
		12,040	12,147
Shareholders’ Equity		10,159	9,608
		22,199	21,755

See accompanying Notes to Interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	3	for the period ended September 30, 2010

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
(unaudited)

($ millions)	Share Capital (Note 14)	Paid in Surplus	Retained Earnings	AOCI*	Owner’s Net Investment (Note 14)	Total

Balance as of December 31, 2008	-	-	-	224	9,264	9,488
Net earnings	-	-	-	-	776	776
Net distribution to owner	-	-	-	-	(525)	(525)
Other comprehensive income (loss)	-	-	-	(177)	-	(177)
Balance as of September 30, 2009	-	-	-	47	9,515	9,562

Balance as of December 31, 2009	3,681	5,896	45	(14)	-	9,608
Net earnings	-	-	920	-	-	920
Common Shares issued under option plans	12	-	-	-	-	12
Dividends on Common Shares	-	-	(450)	-	-	(450)
Other comprehensive income (loss)	-	-	-	69	-	69
Balance as of September 30, 2010	3,693	5,896	515	55	-	10,159

*Accumulated Other Comprehensive Income

See accompanying Notes to Interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	4	for the period ended September 30, 2010

CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

Three Months Ended	Nine Months Ended
For the period ended September 30, ($ millions)	2010	200	9	2010	2009

Operating Activities
Net earnings	223	101	920	776
Depreciation, depletion and amortization	315	391	964	1,153
Future income taxes	(Note 9)	33	(90)	129	(195)
Unrealized (gain) loss on risk management	(Note 17)	(62)	351	(321)	562
Unrealized foreign exchange (gain) loss	(Note 8)	(38)	134	(39)	241
Accretion of asset retirement obligation	(Note 13)	18	11	58	34
(Gain) loss on divestiture of assets	-	-	9	-
Other	20	26	47	39
Net change in other assets and liabilities	(13)	(3)	(41)	(12)
Net change in non-cash working capital	149	493	210	291
Cash From Operating Activities	645	1,414	1,936	2,889

Investing Activities
Capital expenditures	(Note 1)	(484)	(516)	(1,454)	(1,657)
Proceeds from divestitures	(Note 6)	168	(2)	312	1
Net change in investments and other	1	-	3	14
Restricted cash	(Note 12)	-	(3,880)	-	(3,880)
Net change in non-cash working capital	16	23	-	(103)
Cash (Used in) Investing Activities	(299)	(4,375)	(1,139)	(5,625)

Net Cash Provided (Used) before Financing Activities	346	(2,961)	797	(2,736)

Financing Activities
Net issuance (repayment) of revolving long-term debt	(142)	(383)	(36)	(546)
Net financing transactions with Encana	-	(203)	-	(525)
Issuance of long-term debt	-	-	-	204
Issuance of Cenovus notes	(Note 12)	-	3,718	-	3,718
Repayment of long-term debt	-	(97)	-	(97)
Issuance of Common Shares	4	-	11	-
Dividends on Common Shares	(150)	-	(450)	-
Cash From (Used in) Financing Activities	(288)	3,035	(475)	2,754

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency	(3)	(3)	(13)	(8)
Increase (Decrease) in Cash and Cash Equivalents	55	71	309	10
Cash and Cash Equivalents, Beginning of Period	409	127	155	188
Cash and Cash Equivalents, End of Period	464	198	464	198

See accompanying Notes to Interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	5	for the period ended September 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2010

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc. (“Cenovus” or the “Company”) is in the business of the development, production and marketing of crude oil, natural gas and natural gas liquids (“NGLs”) in Canada with refining operations in the United States (“U.S.”).

The Company is headquartered in Calgary, Alberta and its Common Shares are listed on the Toronto and New York stock exchanges.  Information on the Company’s background and the basis of presentation for these financial statements are found in Note 2.

Cenovus is organized into two operating divisions:

•

Integrated Oil Division, which includes all of the assets within the upstream and downstream integrated oil business with the Company’s joint venture partner, as well as other oil sands interests and the Athabasca natural gas assets. The Integrated Oil Division has assets in both Canada and the U.S. including two major oil sands projects: (i) Foster Creek; and (ii) Christina Lake; as well as two refineries: (i) Wood River; and (ii) Borger.

•

Canadian Plains Division, which contains established crude oil and natural gas development assets in Alberta and Saskatchewan and includes two major oil properties: (i) Weyburn; and (ii) Pelican Lake; as well as the Southern Alberta oil and gas properties. The division also markets Cenovus’s crude oil and natural gas, as well as third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.

For financial statement reporting purposes, the Company’s operating and reportable segments are:

•

Upstream Canada, which includes Cenovus’s development and production of crude oil, natural gas and NGLs, and other related activities in Canada. This includes the Foster Creek and Christina Lake operations which are jointly owned with ConocoPhillips, an unrelated U.S. public company, and operated by Cenovus, as well as several other emerging projects.

•

Downstream Refining, which is focused on the refining of crude oil into petroleum and chemical products at two refineries located in the U.S. The refineries are jointly owned with ConocoPhillips and operated by ConocoPhillips.

•

Corporate and Eliminations, which primarily includes unrealized gains or losses recorded on derivative financial instruments as well as other Cenovus-wide costs for general and administrative and financing activities. As financial instruments are settled, realized gains and losses are recorded in the operating segment to which the derivative instrument relates. Eliminations relate to sales and operating revenues and purchased product between segments recorded at transfer prices based on current market prices and to unrealized intersegment profits in inventory.

The tabular financial information which follows presents the segmented information first by segment and geographic location, then by product and operating division.  Capital expenditures and goodwill information are summarized at the end of the note.

Cenovus Energy Inc.	6	for the period ended September 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2010

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)

Results of Operations

Segment and Geographic Information (For the three months ended September 30)

	Upstream Canada		Downstream Refining
	2010	2009	2010	2009

Gross Revenues	1,601	1,706	1,584	1,766
Less: Royalties	107	79	-	-
Net Revenues	1,494	1,627	1,584	1,766
Expenses
Production and mineral taxes	8	11	-	-
Transportation and selling	213	194	-	-
Operating	201	182	117	110
Purchased product	380	201	1,499	1,561
Operating Cash Flow	692	1,039	(32)	95
Depreciation, depletion and amortization	267	336	44	54
Segment Income (Loss)	425	703	(76)	41

	Corporate and Eliminations		Consolidated
	2010	2009	2010	2009

Gross Revenues	37	(392)	3,222	3,080
Less: Royalties	-	-	107	79
Net Revenues	37	(392)	3,115	3,001
Expenses
Production and mineral taxes	-	-	8	11
Transportation and selling	-	-	213	194
Operating	4	3	322	295
Purchased product	(30)	(44)	1,849	1,718
	63	(351)	723	783
Depreciation, depletion and amortization	4	1	315	391
Segment Income (Loss)	59	(352)	408	392
General and administrative	49	49	49	49
Interest, net	79	64	79	64
Accretion of asset retirement obligation	18	11	18	11
Foreign exchange (gain) loss, net	(24)	120	(24)	120
(Gain) loss on disposal of assets	-	-	-	-
Other (income) loss, net	-	-	-	-
	122	244	122	244
Earnings Before Income Tax			286	148
Income tax expense			63	47
Net Earnings			223	101

Cenovus Energy Inc.	7	for the period ended September 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2010

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)

Upstream Canada Product and Divisional Information

(For the three months ended September 30)

			Crude Oil & NGLs
	Integrated Oil		Canadian Plains		Total
	2010	2009	2010	2009	2010	2009

Gross Revenues	435	386	448	489	883	875
Less: Royalties	42	8	58	66	100	74
Net Revenues	393	378	390	423	783	801
Expenses
Production and mineral taxes	-	-	7	7	7	7
Transportation and selling	158	131	45	41	203	172
Operating	56	49	76	61	132	110
Purchased product	-	-	-	-	-	-
Operating Cash Flow	179	198	262	314	441	512

			Natural Gas
	Integrated Oil		Canadian Plains		Total
	2010	2009	2010	2009	2010	2009

Gross Revenues	22	45	305	537	327	582
Less: Royalties	-	1	5	1	5	2
Net Revenues	22	44	300	536	322	580
Expenses
Production and mineral taxes	-	-	1	3	1	3
Transportation and selling	-	1	10	12	10	13
Operating	5	4	60	60	65	64
Purchased product	-	-	-	-	-	-
Operating Cash Flow	17	39	229	461	246	500

			Other
	Integrated Oil		Canadian Plains		Total
	2010	2009	2010	2009	2010	2009

Gross Revenues	2	39	389	210	391	249
Less: Royalties	2	3	-	-	2	3
Net Revenues	-	36	389	210	389	246
Expenses
Production and mineral taxes	-	1	-	-	-	1
Transportation and selling	-	9	-	-	-	9
Operating	1	4	3	4	4	8
Purchased product	-	-	380	201	380	201
Operating Cash Flow	(1)	22	6	5	5	27

			Total Upstream Canada
	Integrated Oil		Canadian Plains		Total
	2010	2009	2010	2009	2010	2009

Gross Revenues	459	470	1,142	1,236	1,601	1,706
Less: Royalties	44	12	63	67	107	79
Net Revenues	415	458	1,079	1,169	1,494	1,627
Expenses
Production and mineral taxes	-	1	8	10	8	11
Transportation and selling	158	141	55	53	213	194
Operating	62	57	139	125	201	182
Purchased product	-	-	380	201	380	201
Operating Cash Flow	195	259	497	780	692	1,039

Cenovus Energy Inc.	8	for the period ended September 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2010

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)

Results of Operations

Segment and Geographic Information (For the nine months ended September 30)

	Upstream Canada		Downstream Refining

	2010	2009	2010	2009

Gross Revenues	5,194	4,860	4,712	4,446
Less: Royalties	341	175	-	-
Net Revenues	4,853	4,685	4,712	4,446
Expenses
Production and mineral taxes	26	37	-	-
Transportation and selling	795	544	-	-
Operating	621	568	366	386
Purchased product	1,186	647	4,408	3,714
Operating Cash Flow	2,225	2,889	(62)	346
Depreciation, depletion and amortization	796	956	144	171
Segment Income (Loss)	1,429	1,933	(206)	175

As at	September 30, 2010	December 31, 2009	September 30, 2010	December 31, 2009
Property, Plant & Equipment	9,848	10,109	5,293	4,989
Goodwill	1,146	1,146	-	-
Total Assets	14,637	15,218	6,530	6,107

	Corporate and Eliminations		Consolidated

	2010	2009	2010	2009

Gross Revenues	236	(619)	10,142	8,687
Less: Royalties	-	-	341	175
Net Revenues	236	(619)	9,801	8,512
Expenses
Production and mineral taxes	-	-	26	37
Transportation and selling	-	-	795	544
Operating	5	25	992	979
Purchased product	(92)	(82)	5,502	4,279
	323	(562)	2,486	2,673
Depreciation, depletion and amortization	24	26	964	1,153
Segment Income (Loss)	299	(588)	1,522	1,520
General and administrative	160	142	160	142
Interest, net	210	166	210	166
Accretion of asset retirement obligation	58	34	58	34
Foreign exchange (gain) loss, net	(23)	211	(23)	211
(Gain) loss on disposal of assets	9	-	9	-
Other (income) loss, net	(1)	-	(1)	-
	413	553	413	553
Earnings Before Income Tax			1,109	967
Income tax expense			189	191
Net Earnings			920	776

As at	September 30, 2010	December 31, 2009	September 30, 2010	December 31, 2009
Property, Plant & Equipment	117	116	15,258	15,214
Goodwill	-	-	1,146	1,146
Total Assets	1,032	430	22,199	21,755

Cenovus Energy Inc.	9	for the period ended September 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2010

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)

Upstream Canada Product and Divisional Information

(For the nine months ended September 30)

	Crude Oil & NGLs
	Integrated Oil		Canadian Plains		Total
	2010	2009	2010	2009	2010	2009

Gross Revenues	1,457	916	1,426	1,277	2,883	2,193
Less: Royalties	115	11	204	143	319	154
Net Revenues	1,342	905	1,222	1,134	2,564	2,039
Expenses
Production and mineral taxes	-	-	22	23	22	23
Transportation and selling	595	330	165	155	760	485
Operating	177	144	230	188	407	332
Purchased product	-	-	-	-	-	-
Operating Cash Flow	570	431	805	768	1,375	1,199

	Natural Gas
	Integrated Oil		Canadian Plains		Total
	2010	2009	2010	2009	2010	2009

Gross Revenues	72	165	1,010	1,751	1,082	1,916
Less: Royalties	6	1	14	12	20	13
Net Revenues	66	164	996	1,739	1,062	1,903
Expenses
Production and mineral taxes	-	-	4	13	4	13
Transportation and selling	1	2	34	37	35	39
Operating	16	18	179	184	195	202
Purchased product	-	-	-	-	-	-
Operating Cash Flow	49	144	779	1,505	828	1,649

	Other
	Integrated Oil		Canadian Plains		Total
	2010	2009	2010	2009	2010	2009

Gross Revenues	10	74	1,219	677	1,229	751
Less: Royalties	2	8	-	-	2	8
Net Revenues	8	66	1,219	677	1,227	743
Expenses
Production and mineral taxes	-	1	-	-	-	1
Transportation and selling	-	20	-	-	-	20
Operating	4	19	15	15	19	34
Purchased product	-	-	1,186	647	1,186	647
Operating Cash Flow	4	26	18	15	22	41

	Total Upstream Canada
	Integrated Oil		Canadian Plains		Total
	2010	2009	2010	2009	2010	2009

Gross Revenues	1,539	1,155	3,655	3,705	5,194	4,860
Less: Royalties	123	20	218	155	341	175
Net Revenues	1,416	1,135	3,437	3,550	4,853	4,685
Expenses
Production and mineral taxes	-	1	26	36	26	37
Transportation and selling	596	352	199	192	795	544
Operating	197	181	424	387	621	568
Purchased product	-	-	1,186	647	1,186	647
Operating Cash Flow	623	601	1,602	2,288	2,225	2,889

Cenovus Energy Inc.	10	for the period ended September 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2010

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)

Capital Expenditures

	Three Months Ended		Nine Months Ended
For the period ended September 30,	2010	2009	2010	2009

Integrated Oil	157	119	455	396
Canadian Plains	166	104	407	438
Upstream Canada	323	223	862	834
Downstream Refining	146	291	516	808
Corporate	11	1	25	13
	480	515	1,403	1,655
Acquisition Capital
Integrated Oil	-	-	18	-
Canadian Plains	4	1	20	2
Corporate	-	-	13	-
Total	484	516	1,454	1,657

Goodwill Additions

There were no additions to goodwill during 2010 or 2009.

2.  BACKGROUND & BASIS OF PRESENTATION

Cenovus was created on November 30, 2009 and began independent operations on December 1, 2009, as a result of the plan of arrangement (“Arrangement”) involving Encana Corporation (“Encana”) whereby Encana was split into two independent energy companies, one a natural gas company, Encana and the other an integrated oil company, Cenovus.  In connection with the Arrangement, Encana common shareholders received one share in each of the new Encana and Cenovus in exchange for each Encana share held.  Common Shares of Cenovus began trading on a “when issued” basis on the Toronto (“TSX”) and New York (“NYSE”) stock exchanges on November 2, 2009.  Regular trading of Cenovus shares began on the TSX on December 3, 2009 and on the NYSE on December 9, 2009.

Basis of presentation / Carve-out financial information for comparative periods

These interim Consolidated Financial Statements have been presented in accordance with Canadian generally accepted accounting principles (“GAAP”) and have been prepared following the same accounting policies and methods of computation as the Cenovus annual audited Consolidated Financial Statements for the year ended December 31, 2009, except as outlined in Notes 3 and 4.  The disclosures provided below are incremental to those included with the Cenovus annual audited Consolidated Financial Statements.  Certain information and disclosures normally required to be included in the notes to the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the Cenovus annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2009.

Since the Company was created on November 30, 2009 and began independent operations on December 1, 2009, the comparative information provided in these interim Consolidated Financial Statements represent the financial position, results of operations and cash flows of the businesses transferred to Cenovus on a carve-out basis.  Management believes the assumptions underlying the Cenovus Carve-out Consolidated Financial Statements for prior period comparatives are reasonable.

Cenovus Energy Inc.	11	for the period ended September 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2010

2.  BACKGROUND & BASIS OF PRESENTATION (continued)

However, these comparative amounts may not reflect Cenovus’s financial position, results of operations, and cash flows had Cenovus been a stand-alone company during the comparative periods presented.  For additional information regarding the carve-out process, readers should refer to Cenovus’s annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2009.

3.  CHANGE IN REPORTING CURRENCY

Upon the creation of the Company on November 30, 2009 as a result of the Arrangement, Cenovus reported its results in U.S. dollars for the preparation of its December 31, 2009 financial statements as this was the reporting currency used by Encana.  Effective January 1, 2010, the Company changed its reporting currency to Canadian dollars.  The change in reporting currency is to better reflect the business of Cenovus, and it allows for increased comparability to the Company’s peers.  In implementing this change, the Company has followed the requirements of the Canadian Institute of Chartered Accountants (“CICA”) Emerging Issues Committee (“EIC”) Abstract 130 (“EIC-130”), “Translation Method When the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency.”

With the change in reporting currency, all comparative financial information being presented has been restated from U.S. dollars to Canadian dollars to reflect the Company’s financial statements as if they had been historically reported in Canadian dollars.

4.  CHANGES IN ACCOUNTING POLICIES AND PRACTICES

Business Combinations

On January 1, 2010, Cenovus early adopted CICA Handbook Section 1582, “Business Combinations,” which replaces CICA Handbook Section 1581 of the same name.  The new standard requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition.  In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination and included in the Statement of Earnings.  The adoption of this standard did not impact the Company’s interim Consolidated Financial Statements for the period ended September 30, 2010.  However, the adoption of this new standard will impact the accounting treatment of future business combinations.

Consolidated Financial Statements and Non-controlling Interests

In conjunction with the early adoption of CICA Handbook Section 1582, the Company was also required to early adopt CICA Handbook Sections 1601, “Consolidated Financial Statements” and 1602, “Non-controlling Interests” effective January 1, 2010.  These sections replace the former consolidated financial statement standard, CICA Handbook Section 1600, “Consolidated Financial Statements.”  Section 1601 establishes the requirements for the preparation of the consolidated financial statements and Section 1602 establishes the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  Section 1602 requires a non-controlling interest to be classified as a separate component of equity.  In addition, net earnings, and components of other comprehensive income are attributed to both the parent and non-controlling interest.  The early adoption of these standards did not have a material impact on the Company’s interim Consolidated Financial Statements for the period ended September 30, 2010.  These standards along with CICA Handbook Section 1582 above are converged with International Financial Reporting Standards (“IFRS”) (see Note 5).

Cenovus Energy Inc.	12	for the period ended September 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2010

4.  CHANGES IN ACCOUNTING POLICIES AND PRACTICES (continued)

Reclassification

Certain information provided for prior years has been reclassified to conform to the presentation adopted in 2010.

5.  RECENT ACCOUNTING PRONOUNCEMENTS

Beginning with the three month period ending March 31, 2011, Cenovus will be required to report its results in accordance with IFRS. Cenovus has developed a changeover plan to complete the transition to IFRS. The plan includes the preparation of required comparative information for 2010, given that the IFRS date of transition was January 1, 2010. Cenovus is continuing to assess the potential impact of the adoption of IFRS on its Interim Consolidated Financial Statements.

6.  DIVESTITURES

For the nine months ended September 30, 2010, total proceeds received from the divestiture of assets were $312 million (2009—$1 million). For the three months ended September 30, 2010, total proceeds received from the divestiture of assets were $168 million.

7.  INTEREST, NET

	Three Months Ended		Nine Months Ended
For the period ended September 30,	2010	2009	2010	2009

Interest Expense–Long-Term Debt	58	47	173	144
Interest Expense–Other	56	61	147	169
Interest Income	(35)	(44)	(110)	(147)
	79	64	210	166

Interest Expense – Other and Interest Income are primarily due to the Partnership Contribution Payable and Receivable, respectively.

8.  FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Nine Months Ended
For the period ended September 30,	2010	2009	2010	2009

Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	(109)	(173)	(59)	(291)
Translation of U.S. dollar Partnership Contribution Receivable issued from Canada	70	258	14	444
Other	1	49	6	88
Unrealized Foreign Exchange (Gain) Loss	(38)	134	(39)	241
Realized Foreign Exchange (Gain) Loss	14	(14)	16	(30)
	(24)	120	(23)	211

Cenovus Energy Inc.	13	for the period ended September 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2010

9.  INCOME TAXES

The provision for income taxes is as follows:

	Three Months Ended		Nine Months Ended
For the period ended September 30,	2010	2009	2010	2009

Current
Canada	30	149	60	406
United States	-	(12)	-	(20)
Total Current Tax	30	137	60	386
Future	33	(90)	129	(195)
	63	47	189	191

10.  INVENTORIES

As at	September 30, 2010	December 31, 2009

Product
Upstream Canada	225	267
Downstream Refining	615	589
Parts and Supplies	22	19
	862	875

11.  PARTNERSHIP CONTRIBUTION RECEIVABLE AND PAYABLE

In relation to the creation and activities of the integrated oil business venture with ConocoPhillips, the following represent Cenovus’s 50 percent share of amounts receivable and payable:

Partnership Contribution Receivable

As at	September 30, 2010	December 31, 2009

Current	353	345
Long-term	2,313	2,621
	2,666	2,966

Partnership Contribution Payable

As at	September 30, 2010	December 31, 2009

Current	350	340
Long-term	2,344	2,650
	2,694	2,990

In addition to the Partnership Contribution Receivable and Payable, other assets and other liabilities include equal amounts for interest bearing member loans, with no fixed repayment terms, related to the funding of refining operating and capital requirements.  At September 30, 2010 these amounts were $283 million (December 31, 2009–$183 million).

Cenovus Energy Inc.	14	for the period ended September 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2010

12.  LONG-TERM DEBT

As at	September 30, 2010	December 31, 2009

Canadian Dollar Denominated Debt
Revolving term debt*	22	32
U.S. Dollar Denominated Debt
Revolving term debt*	-	26
Unsecured notes	3,604	3,663
	3,604	3,689
Total Debt Principal	3,626	3,721

Debt Discounts and Transaction Costs	(52)	(65)
	3,574	3,656

*          Revolving term debt includes commercial paper, bankers’ acceptances, Libor loans, prime rate loans and U.S. base rate loans.

In September 2010, Cenovus renegotiated its $2.5 billion unsecured credit facility and combined the two existing tranches into a single tranche with a maturity of November 30, 2014.

Included in Cenovus’s long-term debt obligations of $3,574 million at September 30, 2010, are $22 million in principal obligations related to the issuance of commercial paper.  These amounts are fully backstopped by the Company’s 4-year revolving syndicated credit facility, which expires in November 2014 and has no repayment requirements within the next year.

In conjunction with the Arrangement, on September 18, 2009 Cenovus completed a private offering of senior unsecured notes of an aggregate principal amount of US$3,500 million.  The notes were disclosed on Cenovus’s Consolidated Balance Sheet as a long term liability, net of financing costs as at September 30, 2009. The net proceeds of $3,718 million were placed into an escrow account held by the escrow agent, The Bank of New York Mellon, pending the completion of the Arrangement.  Cenovus placed an additional $162 million into the escrow account so that the total escrowed funds of $3,880 million would be sufficient to pay the special mandatory redemption price for the notes if the Arrangement did not proceed.  The cash in escrow was disclosed as Restricted Cash on the Consolidated Balance Sheet as at September 30, 2009.  On November 30, 2009 the funds were released from escrow and the notes became the direct, unsecured obligations of Cenovus.

At September 30, 2010, Cenovus is in compliance with all of the terms of its debt agreements.

Cenovus has in place a Canadian base shelf prospectus for unsecured medium term notes in the amount of $1.5 billion.  The Canadian shelf prospectus allows for the issuance of medium term notes in Canadian dollars or other foreign currencies from time to time in one or more offerings.  Terms of the notes, including, but not limited to, interest at either fixed or floating rates and expiry dates will be determined at the date of issue.  At September 30, 2010, no medium term notes have been issued.  The shelf prospectus expires in July 2012.

Cenovus has in place a U.S. base shelf prospectus for unsecured notes in the amount of US$1.5 billion. The U.S. shelf prospectus allows for the issuance of debt securities in U.S. dollars or other foreign currencies from time to time in one or more offerings.  Terms of the notes, including, but not limited to, interest at either fixed or floating rates and expiry dates will be determined at the date of issue.  At September 30, 2010, no notes have been issued. The shelf prospectus expires in August 2012.

Cenovus Energy Inc.	15	for the period ended September 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2010

13.  ASSET RETIREMENT OBLIGATION

The aggregate carrying amount of the obligation associated with the retirement of upstream oil and gas assets and downstream refining facilities is as follows:

As at	September 30, 2010	December 31, 2009

Asset Retirement Obligation, Beginning of Year	1,147	793
Liabilities Incurred	31	6
Liabilities Settled	(22)	(38)
Liabilities Divested	(83)	(10)
Change in Estimated Future Cash Outflows	(5)	357
Accretion Expense	58	45
Foreign Currency Translation	(1)	(6)
Asset Retirement Obligation, End of Period	1,125	1,147

14.  SHARE CAPITAL

Authorized

Cenovus is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares.

Issued and Outstanding

As at September 30, 2010
	Number of Common Shares (millions)	Amount

Outstanding, Beginning of Year	751.3	3,681
Common Shares Issued under Option Plans	0.7	12
Outstanding, End of Period	752.0	3,693

To determine Cenovus’s share capital amount, Encana’s stated capital immediately prior to the Arrangement was split based on the relative fair market values of the Encana and Cenovus Common Shares at the time of the initial exchange.  Cenovus’s share capital amount was deducted from Encana’s net investment with the remaining $6,055 million reclassified as Paid in Surplus.

At September 30, 2010, there were 24 million Common Shares available for future issuance under stock option plans.  There were no Preferred Shares outstanding as at September 30, 2010.

On April 21, 2010, the Company established a dividend reinvestment plan (“DRIP”).  Under the DRIP, holders of Common Shares may reinvest all or a portion of the cash dividends payable on their Common Shares in additional Common Shares. At the discretion of the Company, the additional Common Shares may be issued from treasury at an average market price or purchased on the market at prevailing market rates.  For the purpose of the Common Shares issued from treasury, the average market price will be calculated as 100 percent of the volume weighted average price of the Common Shares traded on the TSX or the NYSE during the last five trading days preceding the relevant dividend payment date.  At the discretion of the Board of Directors of Cenovus, the treasury shares may be issued at a discount to the average market price but the discount may not exceed five percent. As at September 30, 2010, there was approximately a two percent participation rate in the Plan and additional Common Shares were purchased on the market to satisfy DRIP requirements.

Cenovus Energy Inc.	16	for the period ended September 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2010

14.  SHARE CAPITAL (continued)

Net Investment

For comparative periods, Encana’s net investment in the operations of Cenovus prior to the Arrangement is presented as total Net Investment in the interim Consolidated Financial Statements.  Total Net Investment consists of Owner’s Net Investment and AOCI.

Option Plans

Cenovus Employee Stock Option Plan

Cenovus has stock-based compensation plans that allow employees to purchase Common Shares of the Company.  Option exercise prices approximate the market price for the Common Shares on the date the options were issued.  Options granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, and are fully exercisable after three years.  Options granted prior to February 17, 2010 expire after five years while options granted on February 17, 2010 or later expire after seven years.  In addition, certain stock options granted are performance based.  The performance based stock options vest and expire under the same terms and service conditions as the underlying option, and vesting is subject to Cenovus attaining prescribed performance relative to pre-determined key measures.  All options issued by the Company have an associated Tandem Share Appreciation Right (“TSAR”) attached to them (see Note 16).

Cenovus Replacement Tandem Share Appreciation Rights (“Cenovus Replacement TSARs”) Held By Encana Employees

Under the terms of the Arrangement, each original Encana TSAR was replaced with one Encana Replacement TSAR and one Cenovus Replacement TSAR with terms and conditions similar to the original Encana TSAR.  Encana is required to reimburse Cenovus in respect of cash payments made by Cenovus to Encana’s employees when these employees exercise a Cenovus Replacement TSAR and therefore, no compensation expense is recognized.  No further Cenovus Replacement TSARs will be granted to Encana employees.

Encana employees can choose to exercise the Cenovus Replacement TSAR in exchange for a Cenovus Common Share or for cash.  Cenovus has recorded a liability in the Consolidated Balance Sheet for Cenovus Replacement TSARs held by Encana employees using the fair value method, with an offsetting accounts receivable from Encana.  The fair value of each Cenovus Replacement TSAR held by Encana employees was estimated using the Black-Scholes-Merton model with weighted average assumptions as follows:

2010

Risk Free Rate	1.45%
Dividend Yield	2.76%
Volatility	26.96%
Cenovus’s Common Share Price	$29.00

Cenovus Energy Inc.	17	for the period ended September 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2010

14.  SHARE CAPITAL (continued)

The following tables summarize information related to the Cenovus Replacement TSARs held by Encana employees:

As at September 30, 2010
	Total Number of TSARs	Performance TSARs	Weighted Average Exercise Price ($)

Outstanding, Beginning of Year	22,945,337	10,462,643	27.14
Exercised – SARs	(2,683,592)	(268,564)	21.98
Exercised – Options	(101,805)	(171)	19.18
Forfeited	(1,322,864)	(1,063,559)	28.66
Outstanding, End of Period	18,837,076	9,130,349	27.82
Exercisable, End of Period	12,355,871	4,982,501	27.37

	Outstanding TSARs				Exercisable TSARs
Range of Exercise Price ($)	Total Number of TSARs	Performance TSARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price ($)	Total Number of TSARs	Performance TSARs	Weighted Average Exercise Price ($)

20.00 to 24.99	2,850,091	-	0.40	22.95	2,836,756	-	22.94
25.00 to 29.99	10,648,997	6,274,648	2.41	26.49	6,446,748	3,510,820	26.62
30.00 to 34.99	5,159,838	2,855,701	2.33	32.82	2,965,477	1,471,681	32.76
35.00 to 39.99	99,500	-	2.67	37.20	59,700	-	37.20
40.00 to 44.99	77,150	-	2.70	42.81	46,290	-	42.81
45.00 to 49.99	1,500	-	2.64	45.56	900	-	45.56
	18,837,076	9,130,349	2.09	27.82	12,355,871	4,982,501	27.37

15.  CAPITAL STRUCTURE

Cenovus’s capital structure is comprised of Shareholders’ Equity plus Long-Term Debt.  Cenovus’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company’s financial obligations as they come due.

Cenovus monitors its capital structure and short-term financing requirements using, among other things, non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”). These metrics are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength. Debt is defined as the current and long-term portions of long-term debt excluding any amounts with respect to the Partnership Contribution Payable or Receivable.

Cenovus targets a Debt to Capitalization ratio of between 30 and 40 percent.

As at	September 30, 2010	December 31, 2009
Debt	3,574	3,656
Shareholders’ Equity	10,159	9,608
Total Capitalization	13,733	13,264
Debt to Capitalization ratio	26%	28%

Cenovus Energy Inc.	18	for the period ended September 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2010

15.  CAPITAL STRUCTURE (continued)

Cenovus targets a Debt to Adjusted EBITDA of between 1.0 and 2.0 times.

As at	September 30, 2010	December 31, 2009

Debt	3,574	3,656
Net Earnings	962	818
Add (deduct):
Interest, net	288	244
Income tax expense	342	344
Depreciation, depletion and amortization	1,338	1,527
Accretion of asset retirement obligation	69	45
Foreign exchange (gain) loss, net	70	304
(Gain) loss on disposal of assets	9	-
Other (income) loss, net	(3)	(2)
Adjusted EBITDA	3,075	3,280
Debt to Adjusted EBITDA*	1.2x	1.1x

* Calculated on a trailing 12-month basis

It is Cenovus’s intention to maintain an investment grade credit rating to ensure it has continuous access to capital and the financial flexibility to fund its capital programs, meet its financial obligations and finance potential acquisitions.  Cenovus will maintain a high level of capital discipline and manage its capital structure to ensure sufficient liquidity through all stages of the economic cycle.  To manage the capital structure, Cenovus may adjust capital and operating spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, draw down on its credit facility or repay existing debt.

Cenovus’s capital structure, objectives and targets have remained unchanged over the periods presented.  At September 30, 2010, Cenovus is in compliance with all of the terms of its debt agreements.

16.  COMPENSATION PLANS

Cenovus has in place programs whereby employees may be granted the following share-based long-term incentives:

•      Tandem Share Appreciation Rights

Tandem Share Appreciation Rights (“TSARs”) are options to purchase Common Shares issued under the Cenovus Employee Stock Option Plan whereby the option holder has the right to receive a cash payment equal to the excess of the market price of Cenovus’s Common Shares at the time of exercise over the exercise price of the right in lieu of exercising the option. The TSARs vest and expire under the same terms and conditions as the underlying option.  Certain of the TSARs (“Performance TSARs”) have an additional vesting requirement which is subject to the achievement of prescribed performance relative to key pre-determined measures. Performance TSARs that do not vest when eligible are forfeited.

•      Share Appreciation Rights

Share Appreciation Rights (“SARs”) entitle the employee to receive a cash payment equal to the excess of the market price of Cenovus’s Common Shares at the time of exercise over the exercise price of the right. SARs are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years and are fully exercisable after three years and expire five years after the original grant date.  Certain of the SARs (“Performance SARs”) have an additional vesting requirement which is subject to the achievement of prescribed performance relative to key pre-determined measures. Performance SARs that do not vest when eligible are forfeited.

Cenovus Energy Inc.	19	for the period ended September 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2010

16.  COMPENSATION PLANS (continued)

In accordance with the Arrangement described in Note 2, each Cenovus employee holding an original Encana long-term incentive unit of the same nature disposed of their right to Cenovus in exchange for a Cenovus Replacement Unit and to Encana for an Encana Replacement Unit. The terms and conditions of the Cenovus and Encana Replacement Units are similar to the terms and conditions of the original Encana Unit. The original exercise price of the Encana Unit was apportioned to the Cenovus and Encana Replacement Units based on the one day volume weighted average trading price of Cenovus’s Common Share price relative to that of Encana’s Common Share price on the TSX on December 2, 2009.  Cenovus is required to reimburse Encana in respect of cash payments made by Encana to Cenovus employees for the Encana Replacement Units they hold. No further Encana Replacement Units will be granted to Cenovus employees.

All of these share-based long-term incentive programs have similar vesting provisions as the Cenovus stock option plan.  Cenovus Units and Cenovus Replacement Units are measured against the Cenovus Common Share price and Encana Replacement Units are measured against the Encana Common Share price.

The Company has recorded a liability in the Consolidated Balance Sheet for Encana Replacement Units held by the Company’s employees using the fair value method.  The fair value of each Encana Replacement Unit granted is estimated using the Black-Scholes-Merton model with weighted average assumptions as follows:

2010

Risk Free Rate	1.45%
Dividend Yield	2.84%
Volatility	24.53%
Encana’s Common Share Price	$30.00

A) Tandem Share Appreciation Rights

The following tables summarize the information related to the TSARs held by Cenovus employees:

As at September 30, 2010
	Total Number of TSARs	Performance TSARs	Weighted Average Exercise Price ($)

TSARs – Outstanding, Beginning of Year	16,454,727	8,053,074	27.52
Granted	5,890,885	-	26.44
Exercised – SARs	(823,546)	(59,846)	20.37
Exercised – Options	(354,584)	(44,153)	22.18
Forfeited	(904,598)	(714,368)	28.57
Outstanding, End of Period	20,262,884	7,234,707	27.55
Exercisable, End of Period	8,751,330	3,682,713	27.61

	Outstanding TSARs				Exercisable TSARs
Range of Exercise Price ($)	Total Number of TSARs	Performance TSARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price ($)	Total Number of TSARs	Performance TSARs	Weighted Average Exercise Price ($)

20.00 to 24.99	1,979,250	-	0.45	22.95	1,940,895	-	22.94
25.00 to 29.99	13,942,223	4,817,156	4.17	26.44	4,384,779	2,433,732	26.59
30.00 to 34.99	4,146,861	2,417,551	2.38	32.88	2,308,926	1,248,981	32.86
35.00 to 39.99	121,850	-	2.70	37.17	73,110	-	37.17
40.00 to 44.99	70,700	-	2.71	43.28	42,420	-	43.28
45.00 to 49.99	2,000	-	2.64	45.56	1,200	-	45.56
	20,262,884	7,234,707	3.34	27.55	8,751,330	3,682,713	27.61

For the nine months ended September 30, 2010, Cenovus has recorded $27 million in compensation costs related to the TSARs.

Cenovus Energy Inc.	20	for the period ended September 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2010

16.  COMPENSATION PLANS (continued)

B) Share Appreciation Rights

The following tables summarize the information related to the SARs held by Cenovus employees:

As at September 30, 2010
	Total Number of SARs	Performance SARs	Weighted Average Exercise Price ($)

SARs – Outstanding, Beginning of Year	44,657	23,932	29.38
Forfeited	(3,271)	(2,646)	29.28
Outstanding, End of Period	41,386	21,286	29.38
Exercisable, End of Period	16,226	8,246	30.42

	Outstanding SARs				Exercisable SARs
Range of Exercise Price ($)	Total Number of SARs	Performance SARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price ($)	Total Number of SARs	Performance SARs	Weighted Average Exercise Price ($)

25.00 to 29.99	24,128	10,528	3.39	26.83	6,768	2,688	26.86
30.00 to 34.99	17,258	10,758	2.37	32.96	9,458	5,558	32.96
	41,386	21,286	2.96	29.38	16,226	8,246	30.42

For the nine months ended September 30, 2010, Cenovus has not recorded any significant compensation costs related to the SARs.

C) Encana Replacement Tandem Share Appreciation Rights

The following tables summarize information related to the Encana Replacement TSARs held by Cenovus employees:

As at September 30, 2010
	Total Number of TSARs	Performance TSARs	Weighted Average Exercise Price ($)

Replacement TSARs – Outstanding, Beginning of Year	16,356,660	8,051,692	30.46
Exercised – SARs	(1,356,607)	(139,003)	24.00
Exercised – Options	(92,670)	(45)	21.39
Forfeited	(836,954)	(716,700)	31.76
Outstanding, End of Period	14,070,429	7,195,944	31.06
Exercisable, End of Period	8,443,335	3,643,950	30.68

	Outstanding Encana Replacement TSARs				Exercisable Encana Replacement TSARs
Range of Exercise Price ($)	Total Number of TSARs	Performance TSARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price ($)	Total Number of TSARs	Performance TSARs	Weighted Average Exercise Price ($)

20.00 to 24.99	7,650	-	3.01	23.05	2,050	-	23.11
25.00 to 29.99	9,499,003	4,778,393	2.23	28.49	5,826,224	2,394,969	28.16
30.00 to 34.99	365,870	-	1.77	32.44	291,150	-	32.45
35.00 to 39.99	4,052,006	2,417,551	2.38	36.47	2,236,371	1,248,981	36.47
40.00 to 44.99	74,200	-	2.75	42.28	44,520	-	42.28
45.00 to 49.99	69,700	-	2.71	47.92	41,820	-	47.92
50.00 to 54.99	2,000	-	2.64	50.39	1,200	-	50.39
	14,070,429	7,195,944	2.27	31.06	8,443,335	3,643,950	30.68

For the nine months ended September 30, 2010, the Company has recorded a reduction of compensation costs of $28 million related to the Encana Replacement TSARs.

Cenovus Energy Inc.	21	for the period ended September 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2010

16.  COMPENSATION PLANS (continued)

D) Encana Replacement Share Appreciation Rights

The following tables summarize information related to the Encana Replacement SARs held by Cenovus employees:

As at September 30, 2010
	Total Number of SARs	Performance SARs	Weighted Average Exercise Price ($)

Encana Replacement SARs – Outstanding, Beginning of Year	44,657	23,932	32.48
Forfeited	(3,271)	(2,646)	32.37
Outstanding, End of Period	41,386	21,286	32.49
Exercisable, End of Period	16,226	8,246	33.63

	Outstanding Encana Replacement SARs				Exercisable Encana Replacement SARs
Range of Exercise Price ($)	Total Number of SARs	Performance SARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price ($)	Total Number of SARs	Performance SARs	Weighted Average Exercise Price ($)

25.00 to 29.99	21,128	10,528	3.34	29.25	5,868	2,688	29.26
30.00 to 34.99	3,000	-	3.71	32.55	900	-	32.55
35.00 to 39.99	17,258	10,758	2.37	36.44	9,458	5,558	36.44
	41,386	21,286	2.96	32.49	16,226	8,246	33.63

For the nine months ended September 30, 2010, the Company has not recorded any significant compensation costs related to the Encana Replacement SARs.

E) Deferred Share Units

Cenovus has in place a program whereby directors, officers and employees may receive Deferred Share Units (“DSUs”), which are equivalent in value to a Common Share of the Company. Commencing in 2009, employees had the option to convert either 25 or 50 percent of their annual bonus award into DSUs.  DSUs vest immediately, can be redeemed in accordance with terms of the agreement and expire on December 15 of the calendar year following the year of cessation of directorship or employment.

Pursuant to the terms of the Arrangement, Encana DSUs credited to directors, officers and employees of Cenovus were exchanged for Cenovus DSUs.  The fair value of the Cenovus DSUs credited to each holder was based on the fair market value of Cenovus Common Shares relative to Encana Common Shares prior to the effective date of the Arrangement.

The following table summarizes information related to the DSUs held by Cenovus directors, officers and employees:

As at September 30, 2010
Outstanding DSUs

Outstanding, Beginning of Year	768,103
Granted	63,559
Granted from Annual Bonus Awards	81,117
Units in Lieu of Dividends	20,018
Outstanding, End of Period	932,797

For the nine months ended September 30, 2010, the Company has recorded $5 million in compensation costs related to DSUs.

Cenovus Energy Inc.	22	for the period ended September 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2010

16.  COMPENSATION PLANS (continued)

F) Performance Share Units

In 2010, the Company granted Performance Share Units (“PSUs”) to certain employees. PSUs are whole share units and entitle employees to receive, upon vesting, either a Common Share of Cenovus or a cash payment equal to the value of a Cenovus Common Share. The number of PSUs eligible for payment is determined over three years based on the units granted multiplied by 30 percent after year one, 30 percent after year two and 40 percent after year three, multiplied by a performance multiplier for each year. The multiplier is based on the Company achieving key pre-determined performance measures. PSUs vest after three years.

The following table summarizes information related to the PSUs held by Cenovus employees:

As at September 30, 2010
Outstanding PSUs

Outstanding, Beginning of Year	-
Granted	1,251,995
Forfeited	(25,376)
Units in Lieu of Dividends	27,359
Outstanding, End of Period	1,253,978

For the nine months ended September 30, 2010, the Company has recorded $13 million in compensation costs related to the PSUs.

17.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Cenovus’s consolidated financial assets and liabilities are comprised of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, the Partnership Contribution Receivable and Payable and member loans, risk management assets and liabilities, and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments. Fair values of financial assets and liabilities, summarized information related to risk management positions, and discussion of risks associated with financial assets and liabilities are presented as follows.

A) Fair Value of Financial Assets and Liabilities

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of those instruments.

The fair values of the Partnership Contribution Receivable and Payable and member loans approximate their carrying amount due to the specific non-tradeable nature of these instruments in relation to the creation of the integrated oil business venture.

Risk management assets and liabilities are recorded at their estimated fair value based on mark-to-market accounting, using quoted market prices or, in their absence, third-party market indications and forecasts.

Long-term debt is carried at amortized cost.  The estimated fair values of long-term borrowings have been determined based on market information.

Cenovus Energy Inc.	23	for the period ended September 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2010

17.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The fair value of financial assets and liabilities, including current portions thereof were as follows:

As at	September 30, 2010		December 31, 2009
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial Assets
Held-for-trading:
Cash and cash equivalents	464	464	155	155
Risk management assets	341	341	61	61
Loans and Receivables:
Accounts receivable and accrued revenues	1,051	1,051	978	978
Partnership Contribution Receivable	2,666	2,666	2,966	2,966
Member loans receivable	283	283	183	183
Financial Liabilities
Held-for-trading:
Risk management liabilities	33	33	74	74
Other Financial Liabilities:
Accounts payable and accrued liabilities	1,692	1,692	1,574	1,574
Long-term debt	3,574	4,227	3,656	3,964
Partnership Contribution Payable	2,694	2,694	2,990	2,990
Member loans payable	283	283	183	183

B) Risk Management Assets and Liabilities

For comparative purposes, under the terms of the Arrangement, the risk management positions at November 30, 2009 were allocated to Cenovus based upon Cenovus’s proportion of the related volumes covered by the contracts. To effect the allocation, Cenovus entered into a contract with Encana with the same terms and conditions as between Encana and the third parties to the existing contracts. All positions entered into after the Arrangement have been negotiated between Cenovus and third parties.

Net Risk Management Position

As at	September 30, 2010	December 31, 2009

Risk Management
Current asset	262	60
Long-term asset	79	1
	341	61
Risk Management
Current liability	22	70
Long-term liability	11	4
	33	74
Net Risk Management Asset (Liability)	308	(13)

Of the $308 million net risk management asset balance at September 30, 2010, an asset of $76 million relates to the contract with Encana.

Summary of Unrealized Risk Management Positions

As at	September 30, 2010			December 31, 2009
	Risk Management			Risk Management
	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Natural Gas	319	-	319	53	-	53
Crude Oil	22	20	2	8	66	(58)
Power	-	13	(13)	-	8	(8)
Total Fair Value	341	33	308	61	74	(13)

Cenovus Energy Inc.	24	for the period ended September 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2010

17.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Net Fair Value Methodologies Used to Calculate Unrealized Risk Management Positions

As at	September 30, 2010	December 31, 2009
Prices actively quoted	316	6
Prices sourced from observable data or market corroboration	(8)	(19)
Total Fair Value	308	(13)

Prices actively quoted refers to the fair value of contracts valued using quoted prices in an active market. Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.

Net Fair Value of Commodity Price Positions at September 30, 2010

As at September 30, 2010	Notional Volumes	Term	Average Price	Fair Value

Crude Oil Contracts
Fixed Price Contracts
WTI NYMEX Fixed Price	29,100 bbls/d	2010	US$78.91/bbl	(6)
WTI NYMEX Fixed Price	5,000 bbls/d	2010	C$89.65/bbl	2
WTI NYMEX Fixed Price	22,000 bbls/d	2011	US$85.42/bbl	5
WTI NYMEX Fixed Price	23,000 bbls/d	2011	C$88.36/bbl	3
Other Financial Positions *				(2)
Crude Oil Fair Value Position				2

Natural Gas Contracts
Fixed Price Contracts
NYMEX Fixed Price	412 MMcf/d	2010	US$6.28/Mcf	92
NYMEX Fixed Price	351 MMcf/d	2011	US$5.82/Mcf	180
NYMEX Fixed Price	130 MMcf/d	2012	US$5.96/Mcf	42

Basis Contracts **
Canada		2010		(1)
Canada		2011-2013		6
Natural Gas Fair Value Position				319

Power Purchase Contracts
Power Fair Value Position				(13)

*	Other financial positions are part of ongoing operations to market the Company’s production.
**

Cenovus has entered into swaps to protect against widening natural gas price differentials between production areas in Canada and various sales points. These basis swaps are priced using both fixed prices and basis prices determined as a percentage of NYMEX.

Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)
	Three Months Ended		Nine Months Ended
For the period ended September 30,	2010	2009	2010	2009
Gross Revenues	86	336	195	988
Less: Royalties	-	-	-	-
Net Revenues	86	336	195	988
Operating Expenses and Other	(1)	(4)	6	(37)
Gain (Loss) on Risk Management	85	332	201	951

Cenovus Energy Inc.	25	for the period ended September 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2010

17.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

	Unrealized Gain (Loss)
	Three Months Ended		Nine Months Ended
For the period ended September 30,	2010	2009	2010	2009
Gross Revenues	67	(348)	328	(537)
Less: Royalties	-	-	-	-
Net Revenues	67	(348)	328	(537)
Operating Expenses and Other	(5)	(3)	(7)	(25)
Gain (Loss) on Risk Management	62	(351)	321	(562)

Reconciliation of Unrealized Risk Management Positions from January 1 to September 30,

		2010	2009
		Total	Total
	Fair	Unrealized	Unrealized
	Value	Gain (Loss)	Gain (Loss)

Fair Value of Contracts, Beginning of Period	(13)
Change in Fair Value of Contracts in Place at Beginning of Period
and Contracts Entered into During the Period	522	522	389
Fair Value of Contracts Realized During the Period	(201)	(201)	(951)
Fair Value of Contracts, End of Period	308	321	(562)

Commodity Price Sensitivities

The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to fluctuations in commodity prices, with all other variables held constant. When assessing the potential impact of these commodity price changes, Management believes 10 percent volatility is a reasonable measure. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting net earnings as at September 30, 2010 as follows:

	10% Price	10% Price
	Increase	Decrease

Natural gas price	(95)	95
Crude oil price	(25)	25
Power price	3	(3)

C) Risks Associated with Financial Assets and Liabilities

Commodity Price Risk

Commodity price risk arises from the effect that fluctuations of future commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, the Company has entered into various financial derivative instruments.  The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.  The Company’s policy is not to use derivative financial instruments for speculative purposes.

Crude Oil – The Company has partially mitigated its exposure to the commodity price risk on its crude oil sales and condensate supply with fixed price swaps.

Natural Gas – To partially mitigate the natural gas commodity price risk, the Company has entered into swaps, which fix the NYMEX prices. To help protect against widening natural gas price differentials in various production areas, Cenovus has entered into swaps to manage the price differentials between these production areas and various sales points.

Cenovus Energy Inc.	26	for the period ended September 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2010

17.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Power – The Company has in place two Canadian dollar denominated derivative contracts, which commenced January 1, 2007 for a period of 11 years, to manage its electricity consumption costs.

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio and with credit practices that limit transactions according to counterparties’ credit quality. All foreign currency agreements are with major financial institutions in Canada and the United States or with counterparties having investment grade credit ratings. A substantial portion of Cenovus’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.  As at September 30, 2010, over 95 percent (December 31, 2009–98 percent) of Cenovus’s accounts receivable and financial derivative credit exposures are with investment grade counterparties.

At September 30, 2010, Cenovus had two counterparties whose net settlement position individually account for more than 10 percent (December 31, 2009–three counterparties, including Encana) of the fair value of the outstanding in-the-money net financial and physical contracts by counterparty.  The maximum credit risk exposure associated with accounts receivable and accrued revenues, risk management assets and the Partnership Contribution Receivable and the member loans receivable is the total carrying value. The current concentration of this credit risk resides with A rated or higher counterparties. Cenovus’s exposure to its counterparties is acceptable and within Credit Policy tolerances.

Liquidity Risk

Liquidity risk is the risk that Cenovus will not be able to meet all of its financial obligations as they become due.  Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.  Cenovus manages its liquidity through the active management of cash and debt.  As disclosed in Note 15, Cenovus targets a Debt to Capitalization ratio of between 30 and 40 percent and a Debt to Adjusted EBITDA of between 1.0 to 2.0 times to manage the Company’s overall debt position. It is Cenovus’s intention to maintain investment grade credit ratings on its senior unsecured debt.

Cenovus manages its liquidity risk by ensuring that it has access to multiple sources of capital including: cash and cash equivalents, cash flow from operating activities, undrawn credit facilities, commercial paper and availability under its shelf prospectuses.  At September 30, 2010, Cenovus had $2.5 billion available on its committed bank credit facility. In addition, Cenovus has $1.5 billion in unused capacity under its Canadian shelf prospectus and US$1.5 billion in unused capacity under its U.S. shelf prospectus, the availability of which are dependent on market conditions.

Cash outflows relating to financial liabilities are outlined in the table below:

	Less than 1 Year	1 - 3 Years	4 - 5 Years	Thereafter	Total

Accounts Payable and Accrued Liabilities	1,692	-	-	-	1,692
Risk Management Liabilities	22	11	-	-	33
Long-Term Debt*	211	422	1,230	5,508	7,371
Partnership Contribution Payable*	503	1,007	1,007	755	3,272
Member Loans Payable	-	283	-	-	283

*   Principal and interest, including current portion

Cenovus Energy Inc.	27	for the period ended September 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2010

17.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Foreign Exchange Risk

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of Cenovus’s financial assets or liabilities. As Cenovus operates in North America, fluctuations in the exchange rate between the U.S./Canadian dollar can have a significant effect on reported results. Cenovus’s functional currency and reporting currency is Canadian dollars.  All amounts are reported in Canadian dollars, unless otherwise indicated.

As disclosed in Note 8, Cenovus’s foreign exchange (gain) loss primarily includes unrealized foreign exchange gains and losses on the translation of the U.S. dollar debt issued from Canada and the translation of the U.S. dollar Partnership Contribution Receivable issued from Canada.  At September 30, 2010, Cenovus had US$3,500 million in U.S. dollar debt issued from Canada (US$3,525 million at December 31, 2009) and US$2,589 million related to the U.S. dollar Partnership Contribution Receivable (US$2,834 million at December 31, 2009).  A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $9 million change in foreign exchange (gain) loss at September 30, 2010 (2009–$9 million).

Interest Rate Risk

Interest rate risk arises from changes in market interest rates that may affect the earnings, cash flows and valuations.  Cenovus has the flexibility to partially mitigate its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt.

For the nine months ended September 30, 2010, the increase or decrease in net earnings for each one percent change in interest rates on floating rate debt amounts to $nil (2009–$1 million).

18.  PER SHARE AMOUNTS

For the period ended September 30,	Three Months Ended		Nine Months Ended
	2010	2009	2010	2009

Weighted Average Common Shares Outstanding – Basic	751.9	751.2	751.7	750.9
Effect of Dilutive Securities	0.1	0.2	0.3	0.5
Weighted Average Common Shares Outstanding – Diluted	752.0	751.4	752.0	751.4

Since Cenovus’s shares were issued pursuant to the Arrangement with Encana to create the Company, the per share amounts disclosed for the comparative period are based on Encana’s Common Shares.

19.  CONTINGENCIES

Legal Proceedings

Cenovus is involved in various legal claims associated with the normal course of operations.  Cenovus believes it has made adequate provisions for such legal claims.

Cenovus Energy Inc.	28	for the period ended September 30, 2010